SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        XM SATELLITE RADIO HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   983759-10-1
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                                 (CUSIP Number)


                               Christine J. Smith
                                 Vice President
                              AEA XM Investors Inc.
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 644-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 1, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No. 983759-10-1                                  Page  2  of    13   Pages
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--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AEA XM Investors Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)/ /
                                                                         (b)/X/

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF            SOLE VOTING POWER
SHARES          7
BENEFICIALLY            2,760,003
OWNED BY       -----------------------------------------------------------------
EACH                 SHARED VOTING POWER
REPORTING       8
PERSON                  0
WITH           -----------------------------------------------------------------
                     SOLE DISPOSITIVE POWER
                9
                        2,760,003
               -----------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
                10
                        0
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,760,003
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 983759-10-1                                  Page  3  of    13   Pages
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--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AEA XM Investors I LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)/ /
                                                                         (b)/X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF            SOLE VOTING POWER
SHARES          7
BENEFICIALLY            2,444,029
OWNED BY       -----------------------------------------------------------------
EACH            8    SHARED VOTING POWER
REPORTING
PERSON                  0
WITH           -----------------------------------------------------------------
                     SOLE DISPOSITIVE POWER
                9
                        2,444,029
               -----------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
                10
                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,760,003
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
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CUSIP No. 983759-10-1                                  Page  4  of    13   Pages
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--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AEA XM Investors II LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)/ /
                                                                         (b)/X/

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF       7    SOLE VOTING POWER
SHARES
BENEFICIALLY            315,974
OWNED BY       -----------------------------------------------------------------
EACH            8    SHARED VOTING POWER
REPORTING
PERSON                  0
WITH           -----------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER

                        315,974
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,760,003
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 983759-10-1                                  Page  5  of    13   Pages
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                                    Preamble
                                    --------

         This Amendment No. 1 relates to the Schedule 13D Statement (the "Schedule 13D") originally filed on August 18, 2000, by AEA XM Investors Inc., AEA XM Investors I LLC ("AEA XM I"), and AEA XM Investors II LLC ("AEA XM II" and, together with AEA XM I, the "AEA XM Entities" and together with AEA XM Investors Inc., the "Reporting Persons"), in connection with the purchase by the AEA XM Entities, on or about August 8, 2000, of an aggregate of 60,000 shares of Series C convertible redeemable preferred stock, par value $0.01 per share (the "Series C Convertible Preferred Stock") of XM Satellite Radio Holdings Inc. (the "Issuer"), which are convertible into shares of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of the Issuer, as described in Item 3 of Schedule 13D.

         The text of items 6 and 7 and the Exhibit Index of Schedule 13D are hereby amended, supplemented, and, where indicated, restated, to reflect that on or about February 28, 2001, the Issuer made a public offering of Class A Common Stock (the "Equity Offering") and 7.75% convertible notes due 2006 (the "Debt Offering" and, together with the Equity Offering, the "Offerings"), resulting in a change in the number of shares beneficially owned by several of the stockholders of the Issuer as described in Item 5 herein, and pursuant to which the AEA Entities executed and delivered to Bear, Stearns & Co. Inc. ("Bear Stearns") a Lock-Up Agreement (the "Lock-Up Agreement"), as described in Item 6 herein.

         Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The second paragraph of Item 5 is hereby amended and restated in its entirety as follows:

         Based solely upon information provided to the Reporting Persons by the Issuer, the Reporting Persons believe that as of March 6, 2001, the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, constituting in each case that percentage of the Class A Common Stock outstanding on such date, as set forth in the table below. The Issuer's Series A convertible preferred stock, par value $0.01 per share (the "Series A Convertible Preferred Stock"), is convertible into Class A Common Stock on a one-for-one basis. The Series C Convertible Preferred Stock is convertible into Class A Common Stock at the current conversion price of $22.9281 per share.

                                  SCHEDULE 13D

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CUSIP No. 983759-10-1                                  Page  6  of    13   Pages
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            Name of Beneficial Owner      Number of Shares        Percentage
            ------------------------      ----------------        ----------

            MOTIENT                         14,757,262               25.4%
            GM                              12,026,505               21.5%
            DIRECTV                          6,473,253               12.8%
            CLEAR CHANNEL                    8,329,877               15.8%
            COLUMBIA                         3,696,627                7.7%
            TELCOM                           2,411,211                5.2%
            MADISON DEARBORN                 5,076,629               10.3%
            HONDA                            2,300,003                4.9%
            BARON                            2,810,999                6.0%
            AEA XM ENTITIES                  2,760,003                5.9%

         The fifth paragraph of Item 5 is hereby amended and restated in its entirety as follows:

         To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Common Stock within the past 60 days, except that on March 1, 2001, Pierce J. Roberts, Jr. acquired 10,000 shares of Class A Common Stock at a price of $10.1875 per share in an open market transaction executed on the Nasdaq Stock Market and on January 24, 2001, Mr. Roberts received 129 shares of Class A Common Stock, as a stock dividend payable to all holders of record of Series B convertible redeemable preferred stock, par value $0.01 per share (the "Series B Convertible Preferred Stock") of the Issuer.

                                  SCHEDULE 13D

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CUSIP No. 983759-10-1                                  Page  7  of    13   Pages
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Item 6   Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         Item 6 is hereby amended to add the following:

         Pursuant to the Lock-Up Agreement, the AEA XM Entities have agreed that during the period beginning from the date of the Lock-Up Agreement and continuing to and including the date 90 days after the date of the final prospectus relating to the Offerings, they will not, without the prior written consent of Bear Stearns, sell or otherwise dispose (or publicly announce their intention to do the foregoing) of any shares of capital stock of the Issuer, or any securities convertible into, or exercisable or exchangeable for, any shares of capital stock of the Issuer that the AEA XM Entities currently beneficially own (within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended), or may beneficially own in the future; provided that the conversion of the Issuer's Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock or Class B common stock into Class A Common Stock is not prohibited.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------

         Item 7 is hereby amended to add the following:



         Exhibit No.      Description
         -----------      -----------
                   4      Lock-Up Agreement, dated March 1, 2001,
                          delivered to Bear, Stearns & Co. Inc. by AEA XM
                          Investors I LLC and AEA XM Investors II LLC.
                   5      Joint Filing Agreement, dated as of March 23, 2001.

                                  SCHEDULE 13D

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CUSIP No. 983759-10-1                                  Page  8  of    13   Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 23, 2001

                              AEA XM INVESTORS INC.





                              By: /s/ Christine J. Smith
                                 --------------------------------------
                                 Name:  Christine J. Smith
                                 Title: Vice President


                              AEA XM INVESTORS I LLC

                              By:  XM Investors I LP, its managing member

                              By:  AEA XM Investors Inc., its general partner


                              By: /s/ Christine J. Smith
                                 --------------------------------------
                                 Name:  Christine J. Smith
                                 Title: Vice President


                              AEA XM Investors II LLC

                              By:  XM Investors II LP, its managing member

                              By:  AEA XM Investors Inc., its general partner


                              By: /s/ Christine J. Smith
                                 --------------------------------------
                                 Name:  Christine J. Smith
                                 Title: Vice President

                                  SCHEDULE 13D

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CUSIP No. 983759-10-1                                  Page  9  of   13   Pages
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                                Index to Exhibits
                                -----------------


           Exhibit No.    Description
           ----------     -----------

                     4    Lock-Up Agreement, dated March 1, 2001,
                          delivered to Bear, Stearns & Co. Inc. by AEA XM Investors I LLC and AEA XM Investors II LLC.

                     5    Joint Filing Agreement, dated as of March 23, 2001.

                                  SCHEDULE 13D

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CUSIP No. 983759-10-1                                  Page  10  of   13   Pages
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                                                                       Exhibit 4
                                                                       ---------



                                Lock-Up Agreement


Bear, Stearns & Co. Inc.
  245 Park Avenue
  New York, New York 10172

Dear Sirs:

             The undersigned understands that Bear, Stearns & Co. Inc., as representatives of the several underwriters (the "Underwriters"), propose to enter into Underwriting Agreements with XM Satellite Radio Holdings Inc., a Delaware corporation (the "Company"), providing for a public offering (the "Equity Offering") of the Company's Class A common stock, par value $.01 per share (the "Common Stock") and a public offering (the "Debt Offering" and, together with the Equity Offering, the "Offerings") of an aggregate principal amount of $125,000,000 convertible notes due 2006 of the Company, each pursuant to a Registration Statement on Form S-3 (File No. 333-47570). The undersigned is a holder of securities of the Company and wishes to facilitate the Offerings and recognizes that the Offerings will be of benefit to the undersigned.

             In consideration of the foregoing and in order to induce you to act as Underwriters in connection with the Offerings, the undersigned hereby agrees, for the benefit of the Company and the Underwriter, that during the period beginning from the date hereof and continuing to and including the date 90 days after the date of the final prospectus relating to the Offerings, the undersigned will not, directly or indirectly, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell, contract to sell, swap, make any short sale, pledge, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), grant any option to purchase or otherwise dispose (or publicly announce the undersigned's intention to do any of the foregoing) of, directly or indirectly, any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company that the undersigned currently beneficially owns (within the meaning of Rule 13d-3 under the Exchange
Act), directly or indirectly, or may beneficially own, directly or indirectly, in the future; provided that the foregoing shall not prohibit any conversion of the Company's Series A convertible preferred stock, Series B convertible redeemable preferred stock, Series C convertible redeemable preferred stock or Class B common stock into Common Stock.

                                  SCHEDULE 13D

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CUSIP No. 983759-10-1                                  Page  11  of   13   Pages
----------------------------                          --------------------------

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             The undersigned confirms that the undersigned understands that the
Underwriters and the Company will rely upon the representations set forth in this agreement in proceeding with the Offerings. The undersigned further confirms that the agreements of the undersigned are irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns. The undersigned agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of securities of the Company held by the undersigned except in compliance with this agreement.

                                       Very truly yours,


                                       AEA XM Investors I LLC
                                       AEA XM Investors II LLC


                                       By: /s/ Christine J. Smith
                                          ---------------------------
                                       Name: Christine J. Smith
                                       Title: Vice President

Dated: March 1, 2001

                                  SCHEDULE 13D

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CUSIP No. 983759-10-1                                  Page  12  of   13   Pages
----------------------------                          --------------------------



                                                                       Exhibit 5
                                                                       ---------
                             Joint Filing Agreement
                             ----------------------

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $0.01 par value, of XM Satellite Radio Holdings Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Dated: March 23, 2001

                              AEA XM INVESTORS INC.


                              By: /s/Christine J. Smith
                                 ---------------------------------------
                              Name:  Christine J. Smith
                              Title: Vice President


                              AEA XM INVESTORS I LLC

                              By:  XM INVESTORS I LP, its managing
                                        member

                              By:  AEA XM INVESTORS INC., its general
                                           Partner


                              By: /s/ Christine J. Smith
                                 ---------------------------------------
                              Name:  Christine J. Smith
                              Title: Vice President

                                  SCHEDULE 13D

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CUSIP No. 983759-10-1                                  Page  13  of   13   Pages
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                              AEA XM INVESTORS  II LLC

                              By:  XM INVESTORS II LP, its managing
                                             member

                              By:  AEA XM INVESTORS INC., its general
                                         partner

                              By: /s/Christine J. Smith
                                 ----------------------------------------
                              Name:  Christine J. Smith
                              Title: Vice President